Exhibit (a)(5)(ii)

DCS Announces Update Regarding Tender Offer

Lisle, IL – October 1, 2009 – (NYSE: DCS) As previously announced, Claymore Dividend & Income Fund (the “Fund”), a non-diversified closed-end management investment company intends to conduct an in-kind tender offer to purchase up to 40%-45% of the Fund’s outstanding common shares, as part of its continuing efforts to increase shareholder value. Shareholders who participate in the proposed tender offer would receive a pro-rata distribution of portfolio securities of the Fund, subject to certain adjustments, upon tendering their common shares. Additional information regarding the terms of the tender offer will be set forth in the offer to purchase which will be sent to all shareholders upon commencement of the tender offer.

After considering a number of options to address the discount to NAV of the market price at which the common shares trade, and to provide common shareholders with additional liquidity, the Board of Trustees of the Fund (the “Board”), after careful consideration and upon the recommendation of the Fund’s investment adviser, Claymore Advisors, LLC, determined that under current market conditions, a tender offer structured in this manner would be in the best interest of all shareholders of the Fund.

The Fund previously announced that it intended to seek exemptive relief from the Securities and Exchange Commission (the “SEC”) to permit affiliated persons of the Fund (including shareholders who own 5% or more of the Fund’s outstanding voting securities), who would otherwise be prohibited from tendering their shares, to participate in the proposed tender offer. However, based on recent public filings with the SEC and communications received from certain shareholders of the Fund, the Fund has determined not to seek such exemptive relief. All shareholders tendering shares to the Fund in the offer will be required to make standard representations regarding their status as non-affiliates of the Fund and their ability to participate in the tender offer. As a result, affiliated persons of the Fund will be unable to participate in the tender offer.

It is currently anticipated that the tender offer will commence as soon as practicable following the Fund’s annual meeting of shareholders, which is currently scheduled to be held on October 23, 2009, and as may be adjourned.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has not commenced the tender offer described herein. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. Shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers.

Claymore Advisors, LLC, an affiliate of Claymore Securities, Inc., serves as the Fund’s Investment Adviser. Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management and/or servicing on approximately $11.3 billion in assets, as of June 30, 2009. Claymore currently offers closed-end funds, unit investment trusts and exchange-traded funds. Registered investment products are sold by prospectus only and investors should read the prospectus carefully before investing. Claymore Group Inc. and its associated entities, including Claymore Securities, Inc. and Claymore Advisors, LLC, has entered into an agreement and plan of merger with Guggenheim Partners, LLC. Claymore anticipates there will be no change in the services Claymore and its associated entities provide to the Fund as a result of this transaction. For additional information regarding this agreement, please refer to the press release entitled “Guggenheim Partners to Acquire Investment Adviser to Claymore-Advised Funds”, dated August 12, 2009 and available at www.claymore.com/cef/literature.
Manning & Napier Advisors, Inc. serves as the Fund’s interim Investment Sub-Adviser. Manning & Napier has been a registered investment adviser since 1970. For more than 35 years, Manning & Napier has focused on managing clients’ investments through a variety of market conditions, including five bear markets. The firm managed approximately $19 billion for individuals, corporations, defined benefit pension plans, 401(k) choice plans, Taft-Hartley accounts, endowments, foundations and municipal retirement plans as of June 30, 2009. It remains an employee-owned firm, with 100% of the firm owned by full-time employees.

There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Investment Risk, Equity Risk, Preferred Securities Risk, Income Risk, Value Investing Risk, Interest Rate Risk, Inflation Risk, Lower-Grade Securities Risk, Foreign Securities Risk, Derivatives Risk, Illiquid Securities Risk, Fund Distribution Risk, Market Discount Risk, Industry Concentration Risk, Other Investment Companies Risk, Non-Diversified Status Risk, Financial Leverage Risk, Management Risk, , Current Developments Risk, Anti-Takeover Provisions, and Market Disruption Risk and Risks of Investing in AMPS.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before they invest. For this and more information, please contact a securities representative or Claymore Securities, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

Press and Analyst Inquiries:
William T. Korver
Claymore Securities, Inc.
cefs@claymore.com
630-505-3700

Member FINRA/SIPC (10/09)

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE